Investment Properties Associates
                               60 East 42nd Street
                              New York, N.Y. 10165
                                 (212) 667-6400

                     Investment Properties Associates Closes
                       Sale of Its Chicago Properties and
                 Announces Record Date for Special Distribution

New York, New York, September 28, 1998...Investment Properties Associates (IPA) announced today that it has concluded the sale of its five Chicago commercial properties for $121,000,000. The purchasers are affiliates of J. Paul Beitler of Chicago and Credit Suisse First Boston Corp.

An IPA spokesman said that the sale proceeds would be used to first pay mortgage debt, loans, closing costs and other IPA commitments, aggregating approximately $60,000,000. IPA will make a special distribution to holders of record of its participations of partnership interests as of the close of business on October 9, 1998. It is anticipated that such distribution will be approximately $35.00 per participation interest and will be paid on or about October 30, 1998.

The sale of IPA's Chicago properties was previously approved by all of the general partners of IPA, including Irving Schneider, Minlyn, Inc. ScogBell Acquisition, LLC, an affiliate of Scoggin Capital Management, LP, Belvedere Capital and Angelo Gordon & Co. Helmsley-Spear, Inc. represented IPA in this transaction.

IPA was created in 1969 by Harry Helmsley and Irving Schneider. In addition to its Chicago properties, IPA owns over 2,000,000 square feet of commercial office buildings in New York, New Jersey and Texas. Irving Schneider said that IPA was continuing to explore the possible sale of one or more or all of its properties, but there could be no assurances that any such sale will be concluded.

CONTACT:    Irving  Schneider - (212)880-0151
            General Partner, Investment Properties Associates
            Co-Chairman & Chief Operating Officer, Helmsley-Spear,
             Inc., Agent

            Robert Hecht - (212)880-0276
            Chief Financial Officer, Investment Properties Associates Vice President of Finance, Helmsley-Spear, Inc., Agent